UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gemini Therapeutics, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
36870G105
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VI LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 5, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870G105

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,826,224
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,826,224
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,826,224
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 12.9%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 45,301,990 shares of common stock outstanding of Gemini Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Periodic Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 11, 2021.

CUSIP No. 36870G105

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,826,224
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,826,224
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,826,224
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 12.9%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 45,301,990 shares of common stock outstanding of Gemini Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s Periodic Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 11, 2021.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, value $.0001 per share (the “Shares”) of Gemini Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Issuer” ), with its principal executive offices located at 300 One Kendall Square, 3rd Floor, Cambridge, Massachusetts 02139. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “GMTX”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On February 5, 2021, the Issuer, completed the transactions contemplated by the Agreement and Plan of Merger Agreement, dated as of October 15, 2020 (the “Merger Agreement”), among the Issuer, FSG Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Gemini Therapeutics Sub, Inc., a Delaware corporation (“Old Gemini”), and Shareholder Representative Services LLC (the “Closing”), pursuant to which Merger Sub merged with and into Old Gemini (the “Business Combination”), with Old Gemini surviving the merger as a wholly-owned subsidiary of the Issuer.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”) and OrbiMed Capital GP VI LLC (“OrbiMed GP”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors and OrbiMed GP are set forth on Schedules I and II, respectively, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I and II has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Immediately prior to the Closing, OrbiMed Private Investments VI, LP (“OPI VI”) purchased 510,000 shares of Common Stock for an aggregate purchase price of $5,100,000 pursuant to a subscription agreement between the Issuer and certain investors and as a result of the Closing, OPI VI received 5,316,224 Shares in exchange for shares of Old Gemini.

The source of funds for the purchases described in Item 1 was the working capital of OPI VI.

As a result of the transactions described in this Item 3, OrbiMed Advisors and OrbiMed GP may collectively be deemed to be the beneficial owners of approximately 12.9% of the outstanding Shares.  OrbiMed GP, as the general partner of OPI VI, may be deemed to be the beneficial owner of approximately 12.9% of the outstanding Shares.  OrbiMed Advisors, as the managing member of OrbiMed GP, may be deemed to be the beneficial owner of approximately 12.9% of the outstanding Shares.  None of the Reporting Persons have acquired or disposed of any additional Shares since February 5, 2021.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 5,826,224 Shares, constituting approximately 12.9% of the issued and outstanding Shares.  OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI.  OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Jonathan T. Silverstein, and Sven H. Borho, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares of the Issuer attributable to OPI VI is 5,826,224 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 5,826,224 Shares.

OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VI.  Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares attributable to OPI VI is 5,826,224 Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 5,826,224 Shares.

Carl Gordon (“Gordon”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Gordon is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Registration Rights Agreement

On the date of the Closing, the Issuer, Old Gemini, the FSDC Investors (as defined below) and the Major Gemini Investors (as defined below) entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the FSDC Investors and the Major Gemini Investors (collectively, the “Investors”) were granted certain registration rights with respect to registrable securities (as defined in the Registration Rights Agreement) held by them. The FSDC Investors include FS Development Holdings, LLC (the “Sponsor”), Robert Carey, Daniel Dubin and Deepka Pakianathan. The Major Gemini Investors include LV LP, LV(A) LP, LV Singapore, Atlas Venture Fund X, L.P., Atlas Venture Opportunity Fund I, L.P., OPI VI, and Wu Capital Investment LLC.

Demand Registration Rights

At any time after the Closing, and following the expiration of any lock-up to which an Investor may be subject, the Issuer will be required, upon the written request of either (i) FSDC Investors holding a majority of the Registrable Securities held by all FSDC Investors or (ii) Major Gemini Investors holding a majority of the Registrable Securities held by all Major Gemini Investors, to file a registration statement on Form S-1 or any similar long-form registration statement or, if then available, on Form S-3, and use reasonable best efforts to effect the registration of all or part of their registrable securities requested to be included in such registration by the Investors.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, OPI VI will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by OPI VI in the registration.

Form S-3 Registration Rights

The Issuer is required, to file a shelf registration statement pursuant to Rule 415 as soon as practicable after the Closing and use reasonable best efforts to effect the registration of all of the registrable securities then held by investors that are not covered by an effective registration statement as of the date that is 30 days after the Closing Date. At any time the Issuer has an effective shelf registration statement, if the Company shall receive a request from Investors holding registrable securities with an estimated market value of at least $5,000,000, to effect an underwritten shelf takedown, the Issuer shall use its reasonable best efforts to as expeditiously as possible to effect the underwritten shelf takedown.

Limits on demand registration rights and shelf registration rights.

The Issuer shall not be obligated to effect: (a) more than one (1) demand registration or underwritten shelf takedown during any six-month period; (b) any demand registration at any time there is an effective resale shelf registration statement on file with the SEC; (c) more than two underwritten demand registrations in respect of all registrable securities held by the FSDC Investors, including those made under a shelf registration statement, or (d) more than two underwritten demand registrations in respect of all registrable securities held by the Major Gemini Investors, including those made under a shelf registration statement.

Lock-Up Agreement

Pursuant to a Lock-Up agreement (the “Lock-Up Agreement”), OPI VI agreed that it will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period” ), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI VI has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, OPI VI’s Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.

Voting Agreement.

On the date of the Closing, the Issuer, Sponsor, and the Major Gemini Investors (collectively, the “Voting Parties”) entered into a Voting Agreement, pursuant to which each Voting Party agrees to vote all voting securities of the Issuer that it owns from time to time and that it may vote in an election of the Company’s directors in accordance with the provisions of the Voting Agreement, whether at a regular or special meeting of stockholders.

Pursuant to the Voting Agreement, the post-Closing Board shall be comprised of seven directors, which must include Jason Meyenburg, Dr. Jim Tananbaum, and Dr. Carl Gordon, divided into three classes, designated Class I, II and III, with Class I consisting of two directors, Class II consisting of three directors and Class III consisting of two Directors. Jean George and Dr. Carl Gordon shall constitute the initial members of Class I and shall be nominated in Class I, the members of which shall have an initial term that expires at the annual meeting of stockholders of New Gemini held in 2021; David Lubner, Dr. Tuyen Ong, and Jason Rhodes shall constitute the initial members of Class II and shall be nominated in Class II, the members of which shall have an initial term that expires at the annual meeting of stockholders of the Issuer held in 2022; and Jason Meyenburg and Dr. Jim Tananbaum shall constitute the initial members of Class III and shall be nominated in Class III, the members of which shall have an initial term that expires at the annual meeting of stockholders of the Issuer held in 2023.

Pursuant to the Voting Agreement, until the earlier of (i) fifth anniversary of the date of the Closing or (ii) the date on which Sponsor owns less than 1,217,563 shares of Common Stock, at each annual or special meeting of stockholders of the Issuer, Sponsor shall have the right to designate for election as a member of the Board, and the Board (including any committee thereof) shall nominate (and recommend for election and include such recommendation in a timely manner in any proxy statement or other applicable announcement to the Issuer’s stockholders), one individual to serve as a Class III Director. If Sponsor ceases to be entitled to nominate any directors, then such directors shall be nominated by the Board and approved by the holders of the outstanding shares of Common Stock.

Pursuant to the Voting Agreement, Old Gemini shall have the authority to appoint four directors to the Board, with such procedures as are determined by Old Gemini’s Board.

All directors elected pursuant to the terms of the Voting Agreement shall be removed from the Board only upon the vote or written consent of the Voting Party that is entitled to nominate, appoint or elect such director. Upon any decrease in the rights of any such Voting Party to nominate, appoint or elect any director, the applicable Voting Party shall promptly cause the removal or resignation of an applicable directors if requested by the Board. Upon any individual elected to serve as a director pursuant to the Voting Agreement ceasing to be a member of the Board, whether by death, resignation or removal or otherwise, only the Voting Party that was entitled to nominate, appoint or elect such individual shall have the right to fill any resulting vacancy in the Board; provided that such Voting Party still has the right to nominate, appoint or elect the applicable director.

The foregoing description of the Registration Rights Agreement, Lock-Up Agreement, and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, Lock-Up Agreement, and Voting Agreement, which are filed as Exhibits 2 through 4 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, and OrbiMed Capital GP VI LLC.
2.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form 8-A (SEC File No. 001-39438), filed with the Securities and Exchange Commission on February 5, 2021).
3.	Voting Agreement (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-39438), filed with the Securities and Exchange Commission on February 11, 2021).
4.	Form of Lockup Agreement (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-39438), filed with the Securities and Exchange Commission on February 11, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2021	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, and OrbiMed Capital GP VI LLC.
2.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form 8-A (SEC File No. 001-39438), filed with the Securities and Exchange Commission on February 5, 2021).
3.	Voting Agreement (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-39438), filed with the Securities and Exchange Commission on February 11, 2021).
4.	Form of Lockup Agreement (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-39438), filed with the Securities and Exchange Commission on February 11, 2021).